EXHIBIT 3.2

Bylaws as Amended and Restated
as of July 26, 2011

LEGG MASON, INC.

BYLAWS

ARTICLE I

OFFICES

Section 1. PRINCIPAL OFFICE. The principal office of the corporation in the State of Maryland shall be located at such place as the Board of Directors may designate.

Section 2. ADDITIONAL OFFICES. The corporation may have additional offices at such places as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. PLACE. All meetings of stockholders shall be held at the principal office of the corporation or at such other place within the United States as shall be set by the Board of Directors and stated in the notice of the meeting.

Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the corporation shall be held each year on the date and time as fixed by the Board of Directors.

Section 3. SPECIAL MEETINGS. (a) General. The chairman of the board, the chief executive officer, the president or a majority of the Board of Directors may call special meetings of the stockholders. Special meetings of stockholders shall also be called by the secretary upon the written request of the holders of shares entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at the special meeting, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the secretary.

(2) In order for any stockholder to request a special meeting, one or more written requests for a special meeting signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than a majority (the "Special Meeting Percentage") of all the

votes entitled to be cast at such meeting (the "Special Meeting Request") shall be delivered to the secretary. In addition, the Special Meeting Request (a) shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the secretary), (b) shall bear the date of signature of each stockholder (or such agent) signing the Special Meeting Request, (c) shall set forth the name and address, as they appear in the corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), the class, series and number of all shares of stock of the corporation which are owned by each such stockholder, and the nominee holder for, and number of, shares owned by such stockholder beneficially but not of record, (d) shall be sent to the secretary by registered mail, return receipt requested, and (e) shall be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation or the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary.

(3) The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the corporation's proxy materials). The secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 3(b), the secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting.

(4) Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the chairman of the board, chief executive officer, president or Board of Directors, whoever has called the meeting. In the case of any special meeting called by the secretary upon the request of stockholders (a "Stockholder Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder Requested Meeting shall be not more than 90 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the secretary (the "Delivery Date"), a date and time for a Stockholder Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal office of the corporation. In fixing a date for any special meeting, the chairman of the board, chief executive officer, president or Board of Directors may consider such factors as he, she or it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any Stockholder Requested Meeting in the event that the requesting stockholders fail to comply with the provisions of paragraph (3) of this Section 3(b).

(5) If written revocations of requests for the special meeting have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the secretary, the secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting written notice of any revocation of a request for the special meeting and written notice of the secretary's intention to revoke the notice of the meeting, or for the chairman of the meeting to adjourn the meeting without action on the matter, (A) the secretary may revoke the notice of the meeting at any time before ten days before the commencement of the meeting or (B) the chairman of the meeting may call the meeting to order and adjourn the meeting without acting on the matter. Any request for a special meeting received after a revocation by the secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The chairman of the board, chief executive officer, president or Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request

received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the secretary until the earlier of (i) five Business Days after receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the corporation that the valid requests received by the secretary represent at least a majority of the issued and outstanding shares of stock that would be entitled to vote at such meeting. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Maryland are authorized or obligated by law or executive order to close.

Section 4. NOTICE. Not less than ten nor more than 90 days before the date of every meeting of stockholders, the secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting, written or printed notice stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose or purposes for which the meeting is called, either by mail, by presenting it to such stockholder personally, by leaving it at the stockholder's residence or usual place of business, by electronic transmission, or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's address as it appears on the records of the corporation, with postage thereon prepaid. If transmitted electronically, such notice shall be deemed to be given when transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. The corporation may give a single notice to all stockholders who share an address, which single notice shall be effective as to any stockholder at such address, unless a stockholder objects to receiving such single notice or revokes a prior consent to receiving such single notice. Failure to give notice of any meeting to one or more stockholders, or any irregularity in such notice, shall not affect the validity of any meeting fixed in accordance with this Article II or the validity of any proceedings at any such meeting.

The corporation may postpone or cancel a meeting of stockholders by making a public announcement (as defined in Section 14(c)(3) of this Article II) of such postponement or cancellation prior to the meeting. Notice of the date, time and place to which the meeting is postponed shall be given not less than ten days prior to such date and otherwise in the manner set forth in this section.

Section 5. SCOPE OF NOTICE. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice. Any business of the corporation may be transacted at the annual meeting of stockholders without being specifically designated in the notice, except such business as is required by statute to be stated in such notice.

Section 6. ORGANIZATION AND CONDUCT. At every meeting of stockholders, the chairman of the board, if there be one, shall conduct the meeting or, in the case of vacancy in office or absence of the chairman of the board, one of the following officers present shall conduct the meeting in the order stated: the vice chairman of the board, if there be one, the chief executive officer, the president, the vice presidents in their order of rank and seniority or, in the absence of such director or officers, a chairman chosen by the stockholders present in person or by proxy which are entitled to cast a majority of the votes, shall act as chairman, and the secretary, or, in his or her absence, an assistant secretary, or in the absence of both the secretary and assistant secretary, a person appointed by the chairman of the meeting shall act as secretary and shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the corporation, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) determining when the polls should be opened and closed; (f) maintaining order and security at the

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meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; and (h) concluding a meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 7. QUORUM. At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast thereat on any matter shall constitute a quorum; but this section shall not affect any requirement under any statute or the charter of the corporation (the "Charter") for the vote necessary for the adoption of any measure. If, however, such quorum shall not be present at any meeting of the stockholders, the chairman of the meeting shall have power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 8. VOTING. A nominee for director shall be elected as a director only if such nominee receives the affirmative vote of a majority of the total votes cast for and affirmatively withheld as to such nominee at a meeting of stockholders duly called and at which a quorum is present. However, directors shall be elected by a plurality of votes cast at a meeting of stockholders duly called and at which a quorum is present for which (i) the secretary of the corporation receives notice that a stockholder has nominated an individual for election as a director in compliance with the requirements of advance notice of stockholder nominees for director set forth in Article II, Section 14 of these Bylaws, and (ii) such nomination has not been withdrawn by such stockholder on or before the close of business on the tenth day before the date of filing of the definitive proxy statement of the corporation with the Securities and Exchange Commission, and, as a result of which, the number of nominees is greater than the number of directors to be elected at the meeting. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Charter. Unless otherwise provided by statute or by the Charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 9. PROXIES. A stockholder may cast the votes entitled to be cast by the shares of stock owned of record by the stockholder, either in person or by proxy executed by the stockholder or by the stockholder's duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 10. VOTING OF STOCK BY CERTAIN HOLDERS. Stock of the corporation registered in the name of another corporation, limited liability company, partnership, trust or other entity, when entitled to be voted, may be voted by the president or vice president, a managing member, a general partner or trustee thereof, as the case may be, or by proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such other corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any director or other fiduciary may vote stock registered in his or her name as such fiduciary, either in person or by proxy.

Shares of its own stock directly or indirectly owned by this corporation shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

The Board of Directors may adopt by resolution a procedure by which a stockholder may certify in writing to the corporation that any shares of stock registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may certify, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date or closing of the stock transfer books, the time after the record date or closing of the stock transfer books within which the certification must be received by the corporation; and any other provisions with respect to the procedure which the Board of Directors considers necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the stockholder of record of the specified stock in place of the stockholder who makes the certification.

Section 11. INSPECTORS. The Board of Directors, in advance of any meeting, may, but need not, appoint one or more individual inspectors or one or more entities that designate individuals as inspectors to act at the meeting or any adjournment thereof. At any meeting of stockholders, the chairman of the meeting may, and upon the request of any stockholder shall, appoint one or more persons as inspectors for such meeting. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting or at the meeting by the chairman of the meeting. Such inspectors shall determine the number of shares outstanding and the voting power of each, ascertain and report the number of shares represented at the meeting based upon their determination of the validity and effect of proxies, the existence of a quorum, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, report the results and perform such other acts as are proper to conduct the election and voting with impartiality and fairness to all the stockholders.

Each report of an inspector shall be in writing and signed by the inspector or by a majority of inspectors if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be *prima facie* evidence thereof.

Section 12. INFORMAL ACTION BY STOCKHOLDERS. Any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting (a) if a unanimous consent in writing or by electronic transmission, setting forth such action, is signed by all the stockholders entitled to vote on the subject matter thereof and any other stockholders entitled to notice of a meeting of stockholders (but not to vote thereat) have waived in writing any rights which they may have to dissent from such action, and such consent and waiver are filed with the minutes of proceedings of the stockholders or (b) unless the Charter requires otherwise, by the holders of any class of stock, other than common stock entitled to vote generally in the election of directors, by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting if the corporation gives notice of the action to each holder of the class of stock not later than ten days after the effective time of the action.

Section 13. VOTING BY BALLOT. Voting on any question or in any election may be *viva voce* unless the presiding officer shall order, or any stockholder shall demand, that voting be by ballot.

Section 14. ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTOR AND OTHER STOCKHOLDER PROPOSALS. (a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the corporation who was a stockholder of record both at the time of giving of notice as provided for in this Section 14(a) and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with this Section 14(a).

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 14, the stockholder must have given timely notice thereof in writing to the secretary of the corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder's notice shall set forth all information required under this Section 14 and shall be delivered to the secretary at the principal office of the corporation not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement (as defined in Section 14(c)(3) of this Article II) for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of

the date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

(3) Such stockholder's notice shall set forth (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director, (A) the name, age, business address and residence address of such individual, (B) the class, series and number of any shares of stock of the corporation that are beneficially owned by such individual, (C) the date such shares were acquired and the investment intent of such acquisition and (D) all other information relating to such individual that is required to be disclosed in solicitations of proxies for the election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including such individual's written consent to being named in the proxy statement as a nominee and to serve as a director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a description of such business, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and the Stockholder Associated Person therefrom; (iii) as to the stockholder giving the notice and any Stockholder Associated Person, the class, series and number of all shares of stock of the corporation which are owned by such stockholder and by such Stockholder Associated Person, if any, and the nominee holder for, and number of, shares owned beneficially but not of record by such stockholder and by any such Stockholder Associated Person; (iv) as to the stockholder giving the notice and any Stockholder Associated Person covered by clauses (ii) or (iii) of this paragraph (2) of this Section 14(a), the name and address of such stockholder, as they appear on the corporation's stock ledger and current name and address, if different, and of such Stockholder Associated Person; and (v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder's notice.

(4) Notwithstanding anything in this subsection (a) of this Section 14 to the contrary, in the event the Board of Directors increases or decreases the maximum or minimum number of directors in accordance with Article III, Section 2 of these Bylaws, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement (as defined in Section 14(c)(3) of this Article II) the preceding year's annual meeting, a stockholder's notice required by this Section 14(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal office of the corporation not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the corporation.

(5) For purposes of this Section 14, "Stockholder Associated Person" of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the corporation owned of record or beneficially by such stockholder and (iii) any person that directly or indirectly through one or more intermediaries, controls, or is controlled by or under common control with such stockholder or Stockholder Associated Person.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board of Directors, (ii) by a stockholder that has requested that a special meeting be called for the purpose of electing directors in compliance with Section 3 of this Article II or (iii) provided that the special meeting has been called in accordance with Section 3(a) of this Article II for the purpose of electing directors, by any stockholder of the corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 14 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 14. In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the corporation's notice of meeting, if the stockholder's notice required by paragraph (a)(3) of this Section 14 shall be delivered to the secretary at the principal office of the corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

(c) <u>General.</u> (1) If information submitted pursuant to this Section 14 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate to a material extent, such information may be deemed not to have been provided in accordance with this Section 14. Any such stockholder shall notify the corporation of any inaccuracy or change (within two Business Days (as defined below) of becoming aware of such inaccuracy or change) in any such information. Upon written request by the secretary or the Board of Directors or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board of Directors or any committee thereof or any authorized officer of the corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 14. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 14.

(2) Only such individuals who are nominated in accordance with this Section 14 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 14. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 14.

(3) For purposes of this Section 14, (a) "the date of the proxy statement" shall have the same meaning as "the date of the company's proxy statement released to shareholders" as used in Rule 14a-8(e) promulgated under the Exchange Act, as interpreted by the Securities and Exchange Commission from time to time and (b) "public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service or (ii) in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 14, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 14. Nothing in this Section 14 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, or the right of the corporation to omit a proposal from, the corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act. Nothing in this Section 14 shall require disclosure of revocable proxies received by the stockholder or Stockholder Associated Person pursuant to a solicitation of proxies after the filing of an effective Schedule 14A by such stockholder or Stockholder Associated Person under Section 14(a) of the Exchange Act.

Section 15. <u>TELEPHONE MEETINGS.</u> The Board of Directors or chairman of the meeting may permit stockholders to participate in meetings of the stockholders by means of a conference telephone or other communications equipment by which all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means constitutes presence in person at the meeting.

Section 16. <u>CONTROL SHARE ACQUISITION ACT.</u> Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law ("MGCL") (or any successor statute) shall not apply to any acquisition by any person of shares of stock of the corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE III

DIRECTORS

Section 1. <u>GENERAL POWERS.</u> The business and affairs of the corporation shall be managed under the direction of its Board of Directors. All powers of the corporation may be exercised by or under authority of the Board of Directors except as conferred on or reserved to the stockholders by law, by the Charter or by these Bylaws.

Section 2. <u>NUMBER, TENURE AND QUALIFICATIONS.</u> At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number, if any, required by the MGCL, nor more than 20 and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors. Until the 2014 annual meeting of stockholders, the Board of Directors shall continue to be classified and divided into three classes, each class to be as equal in number as possible. Each director who is serving as a director immediately following the 2011 annual meeting of stockholders, or is thereafter elected a director, shall hold office until the expiration of the term for which he or she has previously been elected, and until his or her successor shall be duly elected and qualified, or until death, resignation or removal. At the 2012 annual meeting of stockholders, the successors of the class of directors whose terms expire at that meeting shall be elected for a two-year term expiring at the 2014 annual meeting of stockholders. At the 2013 annual meeting of stockholders, the successors of the class of directors whose terms expire at that meeting shall be elected for a one-year term expiring at the 2014 annual meeting of stockholders. At the 2014 annual meeting of stockholders, and at each annual meeting of stockholders thereafter, all directors shall be elected for terms expiring at the next annual meeting of stockholders. Each director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation.

Section 3. <u>ANNUAL AND REGULAR MEETINGS.</u> An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Maryland, for the holding of regular meetings of the Board of Directors without other notice than such resolution.

Section 4. <u>SPECIAL MEETINGS.</u> Special meetings of the Board of Directors may be called by or at the request of the chairman of the board, the chief executive officer, the president or a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Maryland, as the place for holding any special meeting of the Board of Directors called by them. The Board of Directors may provide, by resolution, the time and place for the holding of special meetings of the Board of Directors without other notice than such resolution.

Section 5. <u>NOTICE.</u> Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least twenty-four hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. With the consent of the majority of the directors, a shorter period of notice may be given. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the corporation by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be specified in the notice, unless specifically required by statute or these Bylaws.

Section 6. <u>QUORUM.</u> A majority of the directors then in office shall constitute a quorum for transaction of business at any meeting of the Board of Directors, provided that, if less than a majority of such directors are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to applicable law, the Charter or these Bylaws, the vote of a majority of a particular group of directors is required for action, a quorum must also include a majority of such group.

The directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Section 7. VOTING. The action of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws. If enough directors have withdrawn from a meeting to leave less than a quorum but the meeting is not adjourned, the action of the majority of that number of directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws.

Section 8. ORGANIZATION. At each meeting of the Board of Directors, the chairman of the board or, in the absence of the chairman, the vice chairman of the board, if any, shall act as chairman of the meeting. In the absence of both the chairman and vice chairman of the board, a director chosen by a majority of the directors present, shall act as chairman of the meeting. The secretary or, in his or her absence, an assistant secretary of the corporation, or in the absence of the secretary and all assistant secretaries, a person appointed by the chairman of the meeting, shall act as secretary of the meeting.

Section 9. TELEPHONE MEETINGS. Directors may participate in a meeting by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 10. VACANCIES. If for any reason any or all the directors cease to be directors, such event shall not terminate the corporation or affect these Bylaws or the powers of the remaining directors hereunder.

Section 11. WRITTEN CONSENT BY DIRECTORS. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by all of the directors and is filed with the minutes of the Board of Directors.

Section 12. COMPENSATION. Directors shall not receive any stated salary for their services as directors but, by resolution of the Board of Directors, may receive compensation per year, per meeting or per visit to real property or other facilities owned or leased by the corporation and for any service or activity they performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board of Directors or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they performed or engaged in as directors; but nothing herein contained shall be construed to preclude any directors from serving the corporation in any other capacity and receiving compensation therefor.

Section 13. LOSS OF DEPOSITS. No director shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom monies or stock have been deposited.

Section 14. SURETY BONDS. Unless required by law, no director shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.

Section 15. RELIANCE. Each director, officer, employee and agent of the corporation shall, in the performance of his or her duties with respect to the corporation be fully justified and protected with regard to any act or failure to act in the reliance in good faith upon the books of account or other records of the corporation, upon an opinion of counsel or upon reports made to the corporation by any of its officers or employees or by the adviser, accountants, appraisers or other experts or consultants selected by the Board of Directors or officers of the corporation, regardless of whether such counsel or expert may also be a director.

Section 16. CERTAIN RIGHTS OF DIRECTORS. The directors shall have no responsibility to devote their full time to the affairs of the corporation. Any director of the corporation, in his or her personal capacity or in a capacity as an affiliate, employee or agent of any other person, or otherwise, may have business interests and engage in business activities similar to, in addition to or in competition with those of or relating to the corporation.

Section 17. RESIGNATION. Any director may resign his office at any time. Such resignation shall be made in writing and shall take effect from the time of its receipt by the corporation, unless some later time be fixed in the resignation, and then from that date. The acceptance of a resignation shall not be required to make it effective, unless otherwise stated in the resignation.

Section 18. RULES AND REGULATIONS. The Board of Directors may adopt such rules and regulations for the conduct of their meetings and the management of the affairs of the corporation as they may deem proper and as are not inconsistent with the laws of the State of Maryland, these Bylaws or the Charter.

ARTICLE IV

COMMITTEES

Section 1. NUMBER, TENURE AND QUALIFICATIONS. The Board of Directors may appoint from among its members an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and other committees, composed of one or more directors, to serve at the pleasure of the Board of Directors.

Section 2. POWERS. The Board of Directors may delegate to committees appointed under Section 1 of this Article IV any of the powers of the Board of Directors, except as prohibited by law.

Section 3. MEETINGS. Notice of committee meetings shall be given in the same manner as notice for meetings of the Board of Directors. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board of Directors may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the committee) may fix the time and place of its meeting unless the Board of Directors shall otherwise provide. In the absence of any member of any such committee, the members thereof present at such meeting, whether or not they constitute a quorum, may appoint another member of the Board of Directors to act in the place of such absent member(s). Each committee shall keep minutes of its proceedings.

Section 4. TELEPHONE MEETINGS. Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 5. INFORMAL ACTION BY COMMITTEES. Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by all members of the committee and is filed with the minutes of proceedings of such committee.

Section 6. RULES OF PROCEDURE. A majority of the members of any committee may fix its rules of procedure.

Section 7. VACANCIES. Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member or to dissolve any such committee.

ARTICLE V

OFFICERS

Section 1. GENERAL PROVISIONS. The officers of the corporation shall include a president, a secretary and a treasurer and may include a chairman of the board, a vice chairman of the board, a chief executive officer, a chief operating officer, one or more vice presidents, a chief financial officer, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board of Directors may from time to time elect such other officers with such powers and duties as they shall deem necessary or desirable. The officers of the corporation shall be elected annually by the Board of Directors, except that the chief executive officer or president may from time to time appoint one or more assistant secretaries and assistant treasurers or other officers. Each officer shall hold office at the pleasure of the Board or until his or her death, resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the corporation and such officer or agent.

Section 2. REMOVAL AND RESIGNATION. Any officer or agent elected or appointed by the Board of Directors may be removed, with or without cause, by the Board of Directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the corporation may resign at any time by giving written notice of his or her resignation to the Board of Directors, the chairman of the board, the chief executive officer, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the notice of resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the corporation or the individual.

Section 3. VACANCIES. A vacancy in any office may be filled by the Board of Directors.

Section 4. CHAIRMAN OF THE BOARD. The Board of Directors may designate a chairman of the board who shall be selected from among the directors. The chairman of the board shall preside at all meetings of the stockholders and of the Board of Directors. The chairman shall perform all duties incident to the office of chairman of the board and such other duties as may be prescribed by the Board of Directors from time to time.

Section 5. VICE CHAIRMAN OF THE BOARD. The Board may designate a vice chairman of the board who shall, in the absence of the chairman of the board, preside at all meetings of the stockholders and of the Board of Directors and be selected from among the directors. He or she may execute any deed, mortgage, bond, contract or instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or these Bylaws to some other officer or agent of the corporation or shall be required by law to be otherwise executed; and shall perform such other duties incident to the office of vice chairman of the board and such other duties as may be prescribed by the Board of Directors from time to time.

Section 6. CHIEF EXECUTIVE OFFICER. The Board of Directors may designate a chief executive officer. The chief executive officer shall have general responsibility for implementation of the policies of the corporation, as determined by the Board of Directors, and for the management of the business and affairs of the corporation. The chief executive officer shall supervise and control all of the day-to-day business affairs and operations of the corporation. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation or shall be required by law to be otherwise executed; and shall perform all other duties incident to the office of chief executive officer and such other duties as may be prescribed by the Board of Directors from time to time.

Section 7. PRESIDENT. In the absence of a designation of a chief executive officer, the president shall be the chief executive officer of the corporation and shall supervise and control all of the business affairs of the corporation. In the absence of a designation of a chief operating officer by the Board of Directors, the president shall be the chief operating officer. The president may execute any deed, mortgage, bond, contract or other instrument except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation or shall be required by law to be otherwise executed; and shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

Section 8. CHIEF OPERATING OFFICER. The Board of Directors may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as set forth by the Board of Directors, the chief executive officer or the president.

Section 9. CHIEF FINANCIAL OFFICER. The Board of Directors may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as set forth by the Board of Directors, the chief executive officer or the president.

Section 10. VICE PRESIDENTS. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to him or her by the chief executive officer, president or the Board of Directors. One or more vice presidents may be designated as executive vice president, senior vice president or as vice president for a particular area of responsibility.

Section 11. SECRETARY. The secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the stock transfer books of the corporation; and (f) in general perform all duties as from time to time may be assigned to him or her by the Board of Directors, the chief executive officer or the president.

Section 12. TREASURER. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. In the absence of a designation of a chief financial officer by the Board of Directors, the treasurer shall be the chief financial officer of the corporation. The treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and Board of Directors, at the regular meetings of the Board of Directors or whenever it may so require, an account of all his or her transactions as treasurer and of the financial condition of the corporation.

Section 13. ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the Board of Directors, the chief executive officer or the president.

Section 14. ANNUAL REPORT. The chief executive officer, president or other executive officer of the corporation shall prepare or cause to be prepared annually a full and correct statement of the affairs of the corporation, including a balance sheet and a statement of the results of operations for the preceding fiscal year, which shall be submitted at the annual meeting of the stockholders and filed within 20 days thereafter at the principal office of the corporation.

Section 15. SALARIES. The salaries and other compensation of the executive officers, as defined in the Exchange Act, shall be fixed from time to time by or pursuant to procedures approved by the Board of Directors or a committee of the Board of Directors and no executive officer shall be prevented from receiving such salary by reason of the fact that he or she is also a director of the corporation.

ARTICLE VI

CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. CONTRACTS. The Board of Directors may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances. If duly authorized or ratified by action of the Board of Directors and executed by an authorized person, any agreement, deed, mortgage, lease or other document shall be valid and binding upon the corporation.

Section 2. <u>CHECKS AND DRAFTS.</u> All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or agent of the corporation in such manner as shall from time to time be determined by the Board of Directors.

Section 3. <u>DEPOSITS.</u> All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors, the chief executive officer, the president, the chief financial officer, or any other officer designated by the Board of Directors may determine.

ARTICLE VII

SHARES OF STOCK

Section 1. <u>CERTIFICATES OF STOCK.</u> The Board of Directors may authorize the corporation to issue some or all of the shares of any class or series of its stock without certificates. In the event that the corporation issues shares of stock represented by certificates, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the corporation in the manner permitted by the MGCL. In the event that the corporation issues shares of stock without certificates, to the extent then required by the MGCL, the corporation shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. There shall be no difference in the rights and obligations of stockholders based on whether or not their shares are represented by certificates. If shares of a class or series of stock are authorized by the Board of Directors to be issued without certificates, no stockholder shall be entitled to a certificate or certificates representing any shares of such class or series of stock held by such stockholder unless otherwise determined by the Board of Directors and then only upon written request by such stockholder to the secretary of the corporation.

Section 2. <u>TRANSFERS OF STOCK.</u> All transfers of shares of stock shall be made on the books of the corporation, by the holder of the shares, in person or by his or her attorney, in such manner as the Board of Directors or any officer of the corporation may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares is subject to the determination of the Board of Directors that such shares shall no longer be represented by certificates. Upon the transfer of any uncertificated shares, to the extent then required by the MGCL, the corporation shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates.

The corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class of stock will be subject in all respects to the Charter and all of the terms and conditions contained therein.

Section 3. <u>REPLACEMENT CERTIFICATE.</u> Any officer may direct a new certificate to be issued in place of any certificate previously issued by the corporation alleged to have been stolen, lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be stolen, lost or destroyed; provided, however, if such shares have ceased to be certificated, no new certificate shall be issued unless requested in writing by such stockholder and the Board of Directors has determined that such certificates may be issued. Unless otherwise determined by an officer of the corporation, the owner of such stolen, lost or destroyed certificate or his or her legal representative shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the corporation a bond in such sums as it may direct as indemnity against any claim that may be made against the corporation.

Section 4. <u>FIXING OF RECORD DATE.</u> The Board of Directors may fix, in advance, a record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of stockholders, or determining stockholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days, and in case of a meeting of stockholders not less than ten days, prior to the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall continue to apply to any adjournment thereof, except when the meeting is adjourned to a date more than 120 days or postponed to a date more than 90 days after the record date originally fixed for the meeting, in either of which cases, a new record date for such meeting shall be determined as set forth herein.

Section 5. STOCK LEDGER. The corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate share ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder.

Section 6. FRACTIONAL STOCK; ISSUANCE OF UNITS. The Board of Directors may issue fractional stock or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may issue units consisting of different securities of the corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the corporation, except that the Board of Directors may provide that for a specified period securities of the corporation issued in such unit may be transferred on the books of the corporation only in such unit.

ARTICLE VIII

FISCAL YEAR

The Board of Directors shall have the power, from time to time, to fix the fiscal year of the corporation by a duly adopted resolution.

ARTICLE IX

DISTRIBUTIONS

Section 1. AUTHORIZATION. Dividends and other distributions upon the stock of the corporation, subject to the provisions of law and the Charter, may be authorized by the Board of Directors. Dividends and other distributions may be paid in cash, property or stock of the corporation, subject to the provisions of law and of the Charter.

Section 2. CONTINGENCIES. Before payment of any dividends or other distributions, there may be set aside out of any assets of the corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the corporation or for such other purpose as the Board of Directors shall determine to be in the best interest of the corporation. The Board of Directors may modify or abolish any such reserve at any time.

ARTICLE X

SEAL

Section 1. SEAL. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Incorporated Maryland". The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof.

Section 2. AFFIXING SEAL. Whenever the corporation is permitted or required to place its corporate seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a corporate seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the corporation.

ARTICLE XI

WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to the Charter, these Bylaws or pursuant to applicable law, a waiver thereof in writing, or by means of electronic transmission, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE XII

INDEMNIFICATION
AND ADVANCE OF EXPENSES

To the maximum extent permitted by Maryland law in effect from time to time, the corporation shall indemnify, and, without requiring a preliminary determination as to the ultimate entitlement of the individual to be indemnified, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director, officer or employee of the corporation, and at the request of the corporation, serves or has served another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, manager or officer of such corporation or as a partner or trustee of such partnership, joint venture, trust or employee benefit plan. The corporation may, with the approval of the Board of Directors, or any duly authorized committee thereof, provide such indemnification and advancement of expenses to a person who served a predecessor of the corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the corporation or a predecessor of the corporation. The rights to indemnification and advance of expenses provided by the Charter and these Bylaws shall vest immediately upon election of a director or officer. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled to under any bylaw, resolution, insurance, agreement or otherwise.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

ARTICLE XIII

AMENDMENT OF BYLAWS

These Bylaws may be added to, amended, altered, repealed or suspended only by a majority of the entire Board of Directors at any regular meeting of the Board of Directors or at any special meeting called for that purpose.

The foregoing are certified as the Bylaws of the corporation as amended and adopted by the Board of Directors on July 26, 2011.


/s/ Thomas C. Merchant (SEAL)
Thomas C. Merchant
Secretary
